1Q06 Business Performance

1. 1Q06 business performance of hanarotelecom incorporated

(Unit : KRW million)

	1Q06	4Q05	QoQ	1Q05	YoY
			61,415		74,406
Revenue	432,335	370,919	(16.6%)	357,928	(20.8%)

			-10,303		719
Operating profit	16,019	26,323	(-39.1%)	15,300	(4.7%)

			-153,387		-11,281
Ordinary income	-6,141	-159,528	(Loss decreased)	5,141	(Turned negative)

			-158,136		-11,281
Net income	-6,141	-164,276	(Loss decreased)	5,141	(Turned negative)

			1,148		15,888
EBITDA	142,784	141,636	(0.8%)	126,896	(12.5%)

• The above-stated information is the 1Q’06 financial highlights that hanarotelecom’s IR team provided at earnings results conference call on May 11, 2006 and also distributed through press release. Please note that 1Q’06 figures are on an unconsolidated and unaudited basis.

2. Financial highlights
- The Company posted KRW 432.3 billion in revenue, KRW 142.8 billion in EBITDA and KRW 6.1 billion in net loss
- Revenue rose by 16.6% from the previous quarter on the back of an increase in broadband revenue resulting from the merger with Korea Thrunet Co., Ltd. (“Thrunet”) and a continuous growth in voice net adds.
- Operating profit fell by 39.1% quarter on quarter due to strengthened marketing activities amid intensifying competition in the broadband market.
- EBITDA slightly increased from the previous quarter due to the network synergy after the merger with Thrunet and due to the effects of the ERP program implemented at the end of 2005, despite an increase in operating expenses caused by strengthened marketing activities.

3. Conference Call for 1Q’06 Earnings Results
- Time : 16:00~18:00 on May 11, 2006 (by Korean time)
- Venue : Conference room at hanarotelecom’s head office
- Participants : Institutional investors, analysts and fund managers in and out of Korea
- Purpose : Conference call for 1Q’06 earnings results and Q&A
- Others :

*	Consecutive interpretation (Korean-English) would be serviced during the conference call. (The audio file will be posted later on the Company’s website at www.hanaro.com.)

*	Presentation materials for the conference call were posted on the Company’s website in the morning of May 11, 2006 (by Korean time).